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                                                                      EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES--UNAUDITED(a) Sun Company, Inc. and Subsidiaries

(Millions of Dollars Except Ratios)
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
                                                         For the Years Ended
                                                             December 31
                                                             -----------
                                                      1995       1994       1993
                                                     -----      -----      -----
Fixed Charges:
 Consolidated interest cost and
  debt expense                                       $ 105      $  97      $  81
 Interest cost and debt expense of
  operations held for sale                              16         22          8
 Interest allocable to rental
  expense(b)                                            34         35         29
                                                     -----      -----      -----
   Total                                             $ 155      $ 154      $ 118
                                                     =====      =====      =====
Earnings:
 Consolidated income from continuing
  operations before provision for
  income taxes and cumulative effect
  of change in accounting principle                  $ 319      $ 120      $ 426
 Minority interest in net income of
  subsidiaries having fixed charges                     19         35         25
 Proportionate share of provision for
  income taxes of 50 percent owned but
  not controlled affiliated companies                    4          3          3
 Equity in income of less than 50
  percent owned affiliated companies                   (10)        (7)        (6)
 Dividends received from less than 50
  percent owned affiliated companies                     5          5          5
 Fixed charges                                         155        154        118
 Interest capitalized                                   (6)       (15)        (9)
 Amortization of previously capitalized
  interest                                              16         31         16
                                                     -----      -----      -----
   Total                                             $ 502      $ 326      $ 578
                                                     =====      =====      =====
Ratio of Earnings to Fixed Charges                    3.24       2.12       4.90
                                                     =====      =====      =====
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(a)  The consolidated financial statements of Sun Company, Inc. and subsidiaries contain the accounts of all subsidiaries that are controlled (generally more than 50 percent owned) except those accounted for as investments held for sale or discontinued operations. Prior to the fourth quarter of 1993, coal and real estate operations were accounted for as discontinued
     operations and, accordingly, were excluded from the computation of the ratio of earnings to fixed charges. Effective in the fourth quarter of
     1993, coal and real estate operations and their results of operations are now included in continuing operations. Accordingly, beginning October 1,
     1993, coal and real estate operations are included in the computation of the ratio of earnings to fixed charges. (See Note 2 to the consolidated financial statements in the Company's 1995 Annual Report to Shareholders.)
     Affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.
(b)  Represents one-third of total operating lease rental expense which is that portion deemed to be interest.